Mail Stop 4561

December 31, 2008

VIA USMAIL and FAX (410) 951-4805

Mr. Jorge A. Celaya
Executive Vice President and Chief Financial Officer
FTI Consulting, Inc.
500 East Pratt Street, Suite 1400
Baltimore, Maryland 21202

> **Re: FTI Consulting, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 29, 2008**
> **File No. 001-14875**

Dear Mr. Jorge A. Celaya:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief